UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: December 16, 2025	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Below is the English version of our December 16, 2025 filing on the Taiwan Stock Exchange Corporation’s Market Observation Post System (MOPS).

1. Subject: Administrative Fine Assessed Due to Violation of Water Pollution Control Act.

2. Date of occurrence of the event: 2025/12/16

3. The subject of the incident: Listed companies

4. Cause of occurrence (Explanation of the event):

The HsinChu County Environmental Protection Bureau conducted effluent sampling and testing at the Company's Zhubei fab. on June 19, 2025. The measured concentration for Boron exceeded the effluent discharge standard limit, resulting in a violation of the Water Pollution Control Act.

5. Handling procedure:

We promptly switched the handling of high-concentration wastewater to outsource treatment and disposal service, and the Company has implemented a boron-free process, which complies with the boron discharge concentration standards.

6. Status of the injunction by the respective competent authority:

Based on the official letter and penalty notice issued by the HsinChu County Government, the Company is subject to a fine of NT$2,058,000 and mandated to attend 2 hours of environmental education.

7. Whether being fined or penalized: Yes

8. Administrative fines(amount): NT$2,058,000

9. Anticipated possible loss or impact: NT$2,058,000

10. Amount of insurance claims that might be obtained(amount): None

11. Improvement status and future countermeasures:

High-concentration wastewater outsourced to external treatment and disposal service, and the Company has implemented a boron-free process, which complies with the boron discharge concentration standards.

12. Whether material information regarding the same event has been previously released: None

13. Any other matters that need to be specified:
The Company plans file an administrative appeal on the issues about the application and determination of discharge standards.